

S0 3/17/04



04015294

SECURITIES
W........................  ·N

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 1 2004
WASH. D.C.
161 SECTION

SEC FILE NUMBER
8- 45657

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-03___ AND ENDING___12-31-03___
                                    MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  BBVA Bancomer Securities Internatinal, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

FIRM I.D. NO.

5075 Westheimer, Suite 1260W
                                    (No. and Street)

Houston, TX   77056
        (City)                      (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvador Puente                                      713-341-8208
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouse Coopers, LLP
                    (Name – if individual, state last, first, middle name)

1201 Louisiana, Suite 2900          Houston              TX              77002
    (Address)                       (City)              (State)          (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
~~THOMSON~~
~~FINANCIAL~~

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



3/26

# OATH OR AFFIRMATION

I, __Salvador Puente__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BBVA Bancomer Securities International, Inc.__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Treasurer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

# PRICEWATERHOUSECOOPERS 🅿



# BBVA Bancomer Securities International, Inc.

**Financial Statements and Supplemental Schedules**
**December 31, 2003**

# BBVA Bancomer Securities International, Inc.
## Index
### December 31, 2003



**PricewaterhouseCoopers LLP**
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

## Report of Independent Auditors

To the Stockholders and Directors of
BBVA Bancomer Securities International, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of BBVA Bancomer Securities International, Inc. ("Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*PricewaterhouseCoopers LLP*

February 15, 2004

# BBVA Bancomer Securities International, Inc.
## Statement of Financial Condition
## December 31, 2003

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 6,461,306 |
| Deposits held by clearing brokers, restricted | 351,801 |
| Commission receivable from clearing brokers | 569,899 |
| Receivable from related party | 174,220 |
| Accounts receivable | 322,806 |
| Furniture and equipment, net of accumulated depreciation of $451,842 | 520,403 |
| Other assets | 61,852 |
| | $ 8,462,287 |

**Liabilities and Stockholders' Equity**

Liabilities

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 127,183 |
| Payable to clearing brokers | 30,768 |
| Taxes payable | 573,861 |
| Bonuses payable | 810,143 |
| Payable to related party | 34,558 |
| Total liabilities | 1,576,513 |

Stockholders' equity

| | |
|---|---:|
| Common stock, $1 par value; 2,000 shares authorized; 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 3,408,928 |
| Retained earnings | 3,476,746 |
| Total stockholders' equity | 6,885,774 |
| Total liabilities and stockholders' equity | $ 8,462,287 |

The accompanying notes are an integral part of these financial statements.

# BBVA Bancomer Securities International, Inc.
## Statement of Operations
## Year Ended December 31, 2003

**Revenues**

| | |
|---|---:|
| Commission income | $ 8,528,323 |
| Administrative and referral fees | 1,464,734 |
| Interest income | 33,745 |
| Other income | 197,350 |
| Total revenues | 10,224,152 |

**Expenses**

| | |
|---|---:|
| Employee compensation | 3,330,025 |
| Floor brokerage and clearance | 659,597 |
| Professional fees | 541,203 |
| Office overhead | 204,508 |
| Travel and entertainment | 232,640 |
| Communication | 365,876 |
| Depreciation | 82,633 |
| Property and franchise tax | 211,980 |
| Other operating expenses | 372,656 |
| Total expenses | 6,001,118 |
| Income before provision for income taxes | 4,223,034 |
| Provision for income taxes | 1,357,316 |
| Net income | $ 2,865,718 |

The accompanying notes are an integral part of these financial statements.

# BBVA Bancomer Securities International, Inc.
## Statement of Changes in Stockholders' Equity
### Year Ended December 31, 2003

|  | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balances at January 1, 2003 | $ 100 | $ 3,408,928 | $ 611,028 | $ 4,020,056 |
| Net income | - | - | 2,865,718 | 2,865,718 |
| Balances at December 31, 2003 | $ 100 | $ 3,408,928 | $ 3,476,746 | $ 6,885,774 |

The accompanying notes are an integral part of these financial statements.

# BBVA Bancomer Securities International, Inc.
## Statement of Cash Flows
### Year Ended December 31, 2003

| | |
|---|---:|
| **Cash flows from operating activities** | |
| Net income | $ 2,865,718 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation | 82,633 |
| (Increase) decrease in operating assets | |
| Deposits held by clearing brokers, restricted | (412) |
| Commission receivable from clearing brokers | (164,352) |
| Receivable from related party | (39,925) |
| Accounts receivable | (173,785) |
| Other assets | (16,540) |
| Increase (decrease) in operating liabilities | |
| Accounts payable and accrued expenses | (11,218) |
| Payable to clearing brokers | 2,707 |
| Taxes payable | 400,904 |
| Bonuses payable | 676,143 |
| Payable to related party | (73,036) |
| Net cash provided by operating activities | 3,548,837 |
| **Cash flows from investing activities** | |
| Purchase of furniture and equipment | (393,113) |
| Net cash used in investing activities | (393,113) |
| Net increase in cash and cash equivalents | 3,155,724 |
| **Cash and cash equivalents** | |
| Beginning of year | 3,305,582 |
| End of year | $ 6,461,306 |
| **Supplemental disclosure of cash flow information** | |
| Income taxes paid | $ 1,030,000 |

The accompanying notes are an integral part of these financial statements.

1.     **Organization and Significant Accounting Policies**

**The Company**

BBVA Bancomer Securities International, Inc. ("Company" or "BSI") is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated under the laws of New York State on January 11, 1993. The Company is 90 percent owned by BBVA Bancomer Holdings Corporation ("BHC"), which is a wholly owned subsidiary of Casa de Bolsa BBVA Bancomer S.A. de C.V. ("Parent") in Mexico. The Parent is wholly owned by Grupo Financiero BBVA Bancomer S.A. de C.V. ("BBVA"). The Company's primary business is brokerage of non-Mexican securities to Mexican customers and affiliates of the Parent and Mexican securities to U.S. institutional customers.

**General**

The books and records of the Company are maintained on an accrual basis of accounting. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to two clearing brokers ("Clearing Brokers").

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses during the reporting period. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates.

**Revenues**

Commissions and clearance charges are recorded on a trade-date basis as securities transactions occur. The Company's securities transactions are settled by the Clearing Brokers.

Referral fees are recorded based on the monthly volume of activity referred to by the Company pursuant to agreements with an affiliate and a related party.

**Cash and Cash Equivalents**

Cash and cash equivalents include cash and all highly liquid investments with original maturities of 90 days or less.

**Furniture and Equipment**

Furniture and equipment are stated at cost, net of accumulated depreciation. The cost of furniture is being depreciated over a five-year period on a straight-line basis. The cost of computer equipment is being depreciated over a three-year period on a straight-line basis. Trucks and autos are depreciated over a five year period using the straight-line method. Leasehold improvements are depreciated on the straight-line method over the lesser of the related lease terms or the estimated useful lives. Cost of maintenance and repairs is charged to expense. Cost and accumulated depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations.

### Income Taxes

The Company's revenues and expenses are included in the consolidated tax return filed by BHC. The Company's tax calculations are made as if the Company prepared a separate tax return. Additionally, the Company records a tax benefit for net operating losses, if it is more likely than not, that such losses can be utilized in the consolidated return.

Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period.

### Fair Value of Financial Instruments

Due to their short-term nature, the carrying amounts of the Company's cash and cash equivalents, deposits held by clearing brokers, commission receivable from clearing brokers, receivable from related party, accounts receivable, accounts payable, accrued expenses, payable to clearing brokers, and payable to related party approximate their fair value.

2. **Related-Party Transactions**

Referral fees of $622,547 and commission income of $613,037 were earned for services provided to the Parent and related parties. The Company recorded floor brokerage, clearance, referral fees and commission charges of $295,416 for services provided by the Parent and the $34,558 payable to related party represents amounts due at December 31, 2003, for such services.

The Company's activities are substantially governed by the Parent, and the Company receives financial and administrative support from other related parties. Therefore, the financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated entity. As of December 31, 2003, the Parent paid approximately $1,100,000 of employee salaries and related payroll expenses behalf of the Company, which will not be reimbursed by the Company and have not been reflected in the accompanying Statement of Operations.

3. **Deposits Held by Clearing Brokers**

Under the terms of the clearing agreements between the Company and the Clearing Brokers, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Brokers. Should the Clearing Brokers suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Brokers. The Company has funds invested in a money market account on deposit with the Clearing Brokers to meet this requirement. As of December 31, 2003, there were no amounts owed to the Clearing Brokers by these customers.

### 4.    Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2003:

| | | |
|---|---|--:|
| Trucks and autos | $ | 43,866 |
| Leasehold improvements | | 173,345 |
| Furniture and fixtures | | 254,365 |
| Computer equipment | | 500,669 |
| | | 972,245 |
| Less: Accumulated depreciation | | 451,842 |
| Furniture and equipment, net | $ | 520,403 |

### 5.    Commitments and Contingencies

The Company is committed under a noncancelable lease agreement for office space in Houston, Texas which expires in 2007. Approximate future minimum aggregate rentals under this lease is as follows:

| Year Ended | | |
|---|---|--:|
| 2004 | $ | 142,955 |
| 2005 | | 142,266 |
| 2006 | | 142,266 |
| 2007 | | 59,278 |
| | $ | 486,765 |

The office lease contains provisions for escalations based on increases in certain costs incurred by the lessor and the Company has the option to renew the lease upon the completion of the original lease term. Office rent expense for the year ended December 31, 2003, was $142,765.

The Company maintains a 401(k) plan whereby eligible employees may contribute up to 17 percent of their gross compensation (subject to Internal Revenue Code limitations). The Company matches 50 percent of each participant's contribution up to 6 percent of such participant's compensation. Contributions to this plan amounted to $16,194 in 2003.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6.    **Net Capital**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule"), which requires the Company to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. This Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $5,796,655 which was $5,691,554 in excess of the minimum requirement of $105,101. The Company's aggregate indebtedness to net capital ratio was 0.27 to1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Schedule II.

7.    **Income Taxes**

In 2003, the Company utilized the entire net operating loss carryforwards and reversed the valuation allowance. As of December 31, 2003, the Company did not have any deferred taxes.

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income from continuing operations, as a result of the following:

| | |
|---|---|
| Tax at U.S. statutory rate | $ 1,478,062 |
| **Reduction in income taxes resulting from** | |
| Utilization of net operating loss carryforwards | (139,281) |
| Other | 18,535 |
| | $ 1,357,316 |

8.    **Concentration of Credit Risk and Off-Balance-Sheet Risk**

The Company has cash deposited in financial institutions that, at times, exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

The Company is engaged in various securities brokerage activities serving a diverse group of institutional investors in the United States and retail investors in Mexico. All of the Company's customer securities transactions are executed on a fully disclosed basis through the Clearing Brokers. Pursuant to the terms of the agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sell transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities. The risk of default depends on the creditworthiness of the institutional customers. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company and the Clearing Brokers perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. During 2003, the Company was not required to pay the Clearing Brokers any amounts for these guarantees.

The Company is further exposed to credit risk for commissions receivable from the Clearing Brokers. Such credit risk is generally limited to the amount of the prior month's commissions receivable.

**9.    Subordinated Liabilities**

The Company had no subordinated liabilities at any time during the year ended December 31, 2003. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2003.

# BBVA Bancomer Securities International, Inc.
## Computation of Net Capital Pursuant to Securities and Exchange Commission Rule 15c3-1
### December 31, 2003

Schedule I

| | | |
|---|---:|---:|
| Stockholders' equity | | $ 6,885,774 |
| **Deduct** | | |
| Nonallowable assets | | |
|     Furniture and equipment, net | $ 520,403 | |
|     Receivable from related party | 174,220 | |
|     Other assets (including excess clearing broker deposits) | 387,460 | |
|         Total nonallowable assets | 1,082,083 | |
| Net capital before haircuts on securities position | | 5,803,691 |
| **Haircuts on securities** | | |
| Money market fund | | 7,036 |
|         Net capital | | 5,796,655 |
| **Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1** | | |
| Aggregate indebtedness (total liabilities) | 1,576,513 | |
| Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000) | | 105,101 |
|         Net capital in excess of minimum requirements | | $ 5,691,554 |
| Ratio of aggregate indebtedness to net capital | | 0.27 |

There are no differences between the amounts reported above and those included in the Company's December 31, 2003, unaudited FOCUS report as filed January 31, 2003.

The Company is exempt from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 as the Company is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with clearing brokers and dealers who promptly transmit all customer funds and securities to the clearing brokers and dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 as the Company is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with clearing brokers and dealers who promptly transmit all customer funds and securities to the clearing brokers and dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

# BBVA Bancomer Securities International, Inc.

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5



PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

**Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5**

To the Stockholders and Directors of
BBVA Bancomer Securities International, Inc.

In planning and performing our audit of the BBVA Bancomer Securities International, Inc. ("Company") financial statements and supplemental schedules for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

February 15, 2004

15